UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Fisher Software LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Oregon

Date of organization
October 13, 2020

Physical address of issuer
11542 NW Kearney St. , Portland , OR 97229

Website of issuer
www.foodi-menus.com

Name of co-issuer
Foodi Menus I

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Oregon

Date of organization
February 9, 2021

Physical address of co-issuer
11542 NW Kearney St , Portland , OR 97034

Website of co-issuer
foodi-menus.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$604.00	$9,963.00
Cash & Cash Equivalents	$274.00	$9,963.00
Accounts Receivable	$330.00	$0.00
Short-term Debt	$3,531.00	$6,000.00
Long-term Debt	$46,987.00	$52,984.00
Revenues/Sales	$4,029.00	$554.00
Cost of Goods Sold	$20,086.00	$5,345.00
Taxes Paid	$1,574.00	$6,230.00
Net Income	-$88,574.00	-$132,336.00

April 15, 2024

FORM C-AR

Fisher Software LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Fisher Software LLC , a Oregon Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.foodi-menus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 15, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fisher Software LLC (the "Company") is a Oregon Limited Liability Company, formed on October 13, 2020. The Company was formerly known as Foodi Menus. The Company is currently also conducting business under the name of Foodi Menus.

The Company is located at 11542 NW Kearney St. , Portland , OR 97229.

The Company's website is www.foodi-menus.com.

The information available on or through our website is not a part of this Form C-AR.

Foodi Menus I (the "Co-Issuer") is a Oregon Limited Liability Company, formed on February 9, 2021.

The Co-Issuer is located at 11542 NW Kearney St , Portland , OR 97034.

The Co-Issuer's website is foodi-menus.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The company provides food and beverage businesses with an online menu design and management platform created specifically for small teams to manage enticing menu experiences. With Foodi Menus, anybody can create, edit, and display visually-focused dynamic menus.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are a Startup.
The Company is an early stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates related to capital, personnel, equipment and facilities required for operations are reasonable, but until operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Although an experienced team leads the company, none of them have ever been involved in bringing a food service marketing tech product to market. There is also limited proof of the business model-there is no certainty of the number or persistence of consumers interested in buying a menu platform such as ours.

There are alternatives in this space.
We face competition in the form of alternative add-on products with respect to our existing product. These alternatives to our menu design and management platform include major POS companies worldwide, menu management providers, and menu design systems, including Toast, Popmenu, and Must Have Menus respectively. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing to food service providers. These competitors may also in the future

compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends.

Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

We may not raise enough money in the future.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we will need to raise more capital in the future in order to continue. Even if we do make a successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The Company will continue its research and development activities for its initial product and begin its production operations which require capital.

There is no certainty that the initial financing will be sufficient to establish that the initial product line is viable, in which case additional development financing will be required. After successful development of the initial product, the Company expects that it will need at least $2 million in additional capital to grow and expand the business successfully, with additional product features and distribution reach. If the Company is successful, the Company will certainly have to obtain further additional capital beyond the foregoing to expand product features and distribution reach. As such, it is absolutely certain that the Company will need additional financing. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, the cost of software development, market requirements, advertising costs and fluctuations in human capital expenses. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. To the extent that the Company raises additional funds through collaboration and Company's proprietary information or product trade secrets and protected intellectual property, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their research and development programs or obtain funds through

collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

We have minimal operating capital and, even if we raise $100,000 in this offering,
For the next 2 years we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our unitholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Our team members have time constraints due to the traditional startup environment.
As a startup organization, the company is still very dependent on its founder, Benjamin Fisher. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Founder/ CEO Benjamin Fisher works on several side projects apart from Foodi Menus, including contributing 20 hours per week to Life Time fitness. This obligation may result in diminished time being committed to Foodi Menus and potentially impact company performance until the Company is able to replace the income received from this source of income.

The Company's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances thus slowing the company's progress and potential downturn.
The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

We rely on third parry integrations and distribution partners.
The Company's business model will be dependent on third party integration and distribution partners. Should an event cause them to revolve access to their services our ability to grow would be significantly impaired.. The Company's technology infrastructure is dependent on third party software services including Amazon Web Services, Stripe, and MongoDB. The Company's internal communication depends on third party tools including Monday.com. The Company is dependent on third party social media platforms to increase exposure and brand awareness including: Facebook, Twitter, lnstagram, YouTube, and Linkedln. Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable.

Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations.. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according

to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings.

We could be negatively impacted by data security breaches.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, personally identifiable information of our customers and employees, and eventually users of our public facing app. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we could face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

Our revenue model may be impaired or change.

The Company's success depends mainly on its ability to receive revenue as earnings from the Company's software as a Service platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the unitholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The Company has made certain assumptions about the hospitality tech market in order to create financial projections for the business.

There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors. changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible mancing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

The hospitality industry, while improving, is still well below its pre-pandemic financial state.
The nature of our product relies on the fact that there is an industry-wide replatforming of this industry, and we have no way of knowing if restaurants will turn fully to mobile delivery services instead of continuing to try and operate in-person establishments.

We rely on consistent innovation.
Our success is also dependent on our product innovation, including maintaining a robust pipeline of new product features and integrations, and the effectiveness of our advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We will need to hire competitively.
The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely

manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

We could be negatively impacted by other companies using our brand elements.
We have registered the name "Foodi Menus" as a trademark in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name, including "Foodi" which is owned by the Ninja blender brand could make infringement claims against us, which could harm our reputation and affect our business. We own the www.foodi-menus.com Internet domain name and various other related domain names. However, domain regulatory bodies could change their policies and rules in ways that will have an impact on the effectiveness of our brand-identifying domain name in the United States or in other countries where we conduct business now or in the future and that could affect the success of our business.

The long-term nature of the investment in this Company.
Although the SAFE (Simple Agreement for Future Equity) method used for investing in the Company may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity}. Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The company provides food and beverage businesses with an online menu design and management platform created specifically for small teams to manage enticing menu experiences. With Foodi Menus, anybody can create, edit, and display visually-focused dynamic menus.

Business Plan - The Company

In 5 years we want to provide a menu experience customized for each viewer. An experience no existing company provides because they aren't focusing solely on the menu. By focusing on the needs of customers and equipping operators with tools to meet those needs in an environment designed specifically for this unique industry, our product becomes invaluable. We become the key method of communication between food service customers, operators, and ancillary services. We become a utility.

Business Plan - The Co-Issuer

Foodi Menus I (the "Co-Issuer") was formed by or on behalf of the Company on Oregon in Oregon and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and

- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Menu Management Software	Software for creating, publishing, and updating digital menus.	Hospitality and event businesses in Portland Oregon.
Event Menu Services	Services for creating and updating collaborative digital menus for event vendors.	Event organizers and vendors in Portland Oregon.

We have no new products in development, only refinements to existing products and plans for vital integrations by the end of the year.

We reach our customers through third-party referral providers including marketing agencies, website developers, and event organizers. We also do direct outreach via social media.

Competition

The Company's primary competitors are POS and menu management systems like Square, Toast Tab, and Popmenu.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation. Due to the high degree of competition in this space, we specialize in areas of the market that our competitors have overlooked - namely the events space.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily in the small and medium sized hospitality business, and consumer event markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6847646	Software as a service (SAAS) services featuring software for menu development.	FoodiMenus	December 20, 2020	September 13, 2022	USA

Governmental/Regulatory Approval and Compliance

A number of states, counties and cities have enacted menu-labeling laws requiring restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content an unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings. As such, our product needs to enable the ability for restaurants to convey the above information to customers, which it does.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 11542 NW Kearney St. , Portland , OR 97229

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Benjamin Fisher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Foodi Menus, CEO 2020 - Present Leading Retirement Solutions, Marketing Administrator 2018 - 2022

Education

University of Washington Bothell BA, Business Administration

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Benjamin Fisher

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Foodi Menus, CEO 2020 - Present Leading Retirement Solutions, Marketing Administrator 2018 - 2022

Education

University of Washington Bothell BA, Business Administration

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in Oregon .

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Alysha Gail	Marketing and Go To Market Plan consulting	September 23, 2022	December 5, 2022
Get To Market LLC	Marketing and Go To Market Plan consulting	January 1, 2023	April 3, 2023
Bob Nearents	Software quality assurance work	August 15, 2022	March 23, 2023
Julia Sherwood	Operations work	February 24, 2022	June 3, 2023
NWBSS LLC	Accounting services	May 25, 2021	
Russell Boedeker	Accounting and advisory services	September 26, 2021	
Miguel Estrada	Sales development work	August 5, 2022	January 13, 2023
Hans Simon	Sales development work	December 12, 2022	January 26, 2023
Pristine Tech	Product development work	December 31, 2020	
Ian Doyle	General advisory services	July 21, 2022	

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	A SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	6,620
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	80% discount rate on a $2.5M post-money valuation cap.
Other Material Terms or information.	

Type of security	Wefunder SPV SAFE (Simple Agreement for Future Equity)
Amount outstanding	54,300
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	80% discount rate on a $5M post-money valuation cap.
Other Material Terms or information.	

Type of security	C SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	22,733
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	80% discount rate on a $5M post-money valuation cap.
Other Material Terms or information.	

Type of security	D SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	40,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	80% discount rate on a $2.5M post-money valuation cap.
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1,000	$1,000.00	Advisory Services	June 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,400	$1,400.00	Advisory Services	October 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,350	$1,350.00	Advisory Services	January 3, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,350	$1,350.00	Advisory Services	April 4, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,520	$1,519.50	Advisory Services	July 11, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	54,300	$54,300.00	General Operations	September 1, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	2,683	$2,683.33	Advisory Services	December 12, 2022	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)	1,488	$1,487.50	Advisory Services	January 5, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	2,175	$2,175.00	Sales Services	January 26, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	5,000	$5,000.00	Advisory Services	January 26, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,488	$1,487.50	Advisory Services	February 9, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	3,500	$3,500.00	General Operations	February 13, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	5,000	$5,000.00	General Operations	March 7, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,400	$1,400.00	Advisory Services	May 5, 2023	Section 4(a)(2)

Ownership of the Company

The Company is owned by Benjamin Fisher.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Benjamin Fisher	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
$4,029.00	$0.00	$0.00

Operations

Our most recent financing was finalized in September 2022. Following the Offering, we do not intend to raise capital again until we reach 100 recurring customers. Having just validated a market with better margins and updated our business model for said market we are now focused on generating profits throughout 2024. Once we do generate profits we intend to devote our resources to launching new product tiers and types during late 2024 and early 2025. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

The Company intends to improve profitability in the next 12 months by securing key event organizing partners and optimizing the process of converting event vendors into recurring Foodi Menus subscribers.

Liquidity and Capital Resources

On June 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,000.00.

On October 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,400.00.

On January 3, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,350.00.

On April 4, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,350.00.

On July 11, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,519.50.

On September 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $54,300.00.

On December 12, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $2,683.33.

On January 5, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,487.50.

On January 26, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $2,175.00.

On January 26, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $5,000.00.

On February 9, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,487.50.

On February 13, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $3,500.00.

On March 7, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $5,000.00.

On May 5, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,400.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

We have an agreement that subsequent to Foodi Menus being registered as a United States C Corporation, we will execute the Fulcrum Warrant (https://app.ihellosign.corn/s/3JtWnQRd) allowing Fulcrum Ventures LLC to purchase 1.5% shares in the newly established C Corporation, in a future fundraising round.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Benjamin Fisher
(Signature)

Benjamin Fisher
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Benjamin Fisher
(Signature)

Benjamin Fisher
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

FISHER SOFTWARE LLC

DBA foodi menus

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2022

(Unaudited)

FISHER SOFTWARE LLC
Balance Sheets

	As of December 31,	
	2023	**2022**
ASSETS		
CURRENT ASSETS		
Accounts Receivable	$ 330	$ -
Cash and cash equivalents	$ 274	$ 9,963
TOTAL CURRENT ASSETS	$ 604	$ 9,963
NON-CURRENT ASSETS		
Intangible Assets	$ -	$ -
TOTAL NON-CURRENT ASSETS	$ -	$ -
TOTAL ASSETS	**$ 604**	**$ 9,963**
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Current Liabilities	$ 3,531	$ 2,326
TOTAL CURRENT LIABILITIES	$ 3,531	$ 2,326
NON-CURRENT LIABILITIES		
Long-Term Liabilities		
Credit Card Payable	$ 46,987	$ 45,658
Note Payable	$ -	$ 11,000
TOTAL LONG-TERM LIABILITIES	$ 46,987	$ 56,658
TOTAL LIABILITIES	**$ 50,518**	**$ 58,984**
EQUITY		
Owners Equity	$ 107,510	$ 86,635
SAFE Notes Payable	$ 123,653	$ 56,847
Retained Earnings	$ (192,503)	$ (60,167)
Net Income	$ (88,574)	$ (132,336)
TOTAL EQUITY	**$ (49,914)**	**$ (49,021)**
TOTAL LIABILITIES AND EQUITY	**$ 604**	**$ 9,963**

FISHER SOFTWARE LLC
Statement of Operations

	Total			
	Jan - Dec 2023		Jan - Dec 2022	
Net Sales:				
Products and services	$	4,029	$	554
Total Revenue	$	4,029	$	554
Cost of Goods Sold				
Contractors	$	19,061	$	5,000
Non-Staff Cost of Services	$	431	$	-
Merchant Processing Fees	$	99	$	266
Hosting Costs	$	495	$	79
Total Cost of Goods Sold	$	20,086	$	5,345
Gross Profit	$	(16,057)	$	(4,791)
Expenses				
Research and Development	$	40,000	$	16,235
Selling, general and administrative	$	37,517	$	125,108
Total Operating Expenses	$	77,517	$	141,343
Net Operating Income	$	(93,574)	$	(146,134)
Other Income				
Grant Income	$	-	$	5,000
Loan Forgiveness	$	5,000	$	-
Other Income	$	-	$	8,798
Net Other Income	$	5,000	$	13,798
Net Income	$	(88,574)	$	(132,336)

FISHER SOFTWARE LLC
Consolidated Statement of Equity

	Ending 12/31/2023
BEGINNING BALANCE, OCTOBER 13, 2020 (INCEPTION)	$ -
Owners Contribution	$ 107,510
SAFE Notes Outstanding	$ 123,653
Retained Earnings	$ (192,503)
Net Income	$ (88,574)
ENDING BALANCE, DECEMBER 31, 2023	$ (49,914)

FISHER SOFTWARE LLC
Statement of Cash Flows
Years Ended

	Dec 31, 2023	Dec 31, 2022
OPERATING ACTIVITIES		
Net Income	$ (88,574)	$ (132,336)
Changes in operating assets and liabilities		
Other current and non-current liabilities	$ 50,518	$ 58,984
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 50,518	$ 58,984
Net cash provided by operating activities	$ (38,056)	$ (73,352)
INVESTING ACTIVITIES		
Other investing activies	$ -	$ -
Cash provided by investing activities	$ -	$ -
FINANCING ACTIVITIES		
Owner's Equity	$ 107,510	$ 86,635
SAFE Notes Outstanding	$ 123,653	$ 56,847
Retained Earnings	$ (192,503)	$ (60,167)
Net cash provided by financing activities	$ 38,660	$ 83,315
Net cash increase for period	$ 604	$ 9,963
Cash at end of period	$ 604	$ 9,963

FISHER SOFTWARE LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2023 and 2022

1. ORGANIZATION AND PURPOSE

Fisher Software LLC (the "Company"), is a limited liability Company organized under the laws of the State of Oregon. The Company operates a Software as a service (SAAS) platform featuring software for menu development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2023 and December 31, 2022, the Company's cash positions include its operating bank account.

d) Credit Card Payable

Credit Card Payable is considered a long-term liability as mangement's intention is to roll over existing credit card debt to additional credit cards with 0% APR for 18-21 months, extending the payment expectations beyond December 2023.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Foodi Menus I, a series of Wefunder SPV, LLC (the

"Company") a Delaware Limited Liability Company

Unaudited Financial Statements

For the Years Ended December 31, 2023 and December 31, 2022



Foodi Menus I, a series of Wefunder SPV, LLC Balance Sheet

As of December 31, 2023 and December 31, 2022
(Unaudited)

Balance Sheet	2023	2022
Assets		
Current Assets:		
Cash and cash equivalents	$0.00	$0.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Total current assets	**$0.00**	**$0.00**
Securities	$54,300.00	$54,300.00
Property and equipment - net	$0.00	$0.00
Total assets	**$54,300.00**	**$54,300.00**
Liabilities and Stockholders Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accured expenses	$0.00	$0.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	**$0.00**
Other long term liabilities	$0.00	$0.00
Total liabilities	**$0.00**	**$0.00**
Stockholders' Equity:		
Total value of units issued	$54,300.00	$54,300.00
Additional paid-in capital	$0.00	$0.00
Total stockholders' equity:	**$54,300.00**	**$54,300.00**
Total liabilities and stockholders' equity:	**$54,300.00**	**$54,300.00**

Foodi Menus I, a series of Wefunder SPV, LLC Income Statement

For the Years Ended December 31, 2023 and December 31, 2022
(Unaudited)

Income Statement	2023	2022
Assets		
Current Assets:		
Revenue - net	$0.00	$0.00
Cost of revenue	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Gross profit/loss	**$0.00**	**$0.00**
Operating Expenses	$0.00	$0.00
Operating profit/loss	**$0.00**	**$0.00**
Other income/expense	$0.00	$0.00
Net profit/loss	**$0.00**	**$0.00**

Foodi Menus I, a series of Wefunder SPV, LLC Statement of Cash Flows

For the Years Ended December 31, 2023 and December 31, 2022
(Unaudited)

Statement of Cash Flows	2023	2022
Cash flows from operating activities	$0.00	$0.00
Cash flows from financing activities	$0.00	$54,300.00
Cash flows from investing activities	($0.00)	($54,300.00)
Cash at beginning of period	**$0.00**	**$0.00**
Net increase/decrease in cash	**$0.00**	**$0.00**
Cash at the end of period	**$0.00**	**$0.00**

Foodi Menus I, a series of Wefunder SPV, LLC Statement of Changes in Equity

For the Years Ended December 31, 2023 and December 31, 2022
(Unaudited)

Statement of Changes in Equity	2023	2022
Operating Balance	$54,300.00	$0.00
Net profit/loss	$0.00	$0.00
Units Issued	0	54,300
Ending Balance	**$54,300.00**	**$54,300.00**

Foodi Menus I, a series of Wefunder SPV, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2023 and December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

Foodi Menus I, a series of Wefunder SPV, LLC (the "Company", "we", "us", or "our") is a limited liability company organized on July 29, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

Nature of Operations
Foodi Menus I, a series of Wefunder SPV, LLC (the "Company") was formed as a special purpose entity to hold securities in Fisher Software LLC in accordance with § 270.3a-9 for investors in the Regulation Crowdfunding offering(s) of Fisher Software LLC. The Company's activities are limited to those necessary to accomplish its objectives, and it has no other significant assets or liabilities. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

Unaudited

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.